FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         February, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 13th day of February, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

CLEARLY CANADIAN CONCLUDES DISTRIBUTION ARRANGEMENTS
WITH SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC.

Company significantly improves distribution in Southwest markets

VANCOUVER, B.C., February 13, 2003 — Clearly Canadian Beverage Corporation (TSE: CLV; OTCBB: CCBC) today announced that it has entered into distribution arrangements with Seven-Up/RC Bottling Company of Southern California, Inc. (“Seven-Up/RC”). Beginning April 1, 2003, Seven-Up/RC will distribute the Clearly Canadian sparkling flavoured water line-up to all points of distribution in its Southern California, Southern Nevada and New Mexico markets.

“This is a major step towards our goal to improve the overall availability of Clearly Canadian sparkling flavoured water in the Southwest U.S. markets. We expect that joining forces with Seven-Up/RC’s strong portfolio of brands will provide brand Clearly Canadian with significant upside in these key beverage markets,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation. “We also anticipate that Seven-Up/RC can provide far greater marketing and promotional focus for our brand and extend distribution of Clearly Canadian into channels where it has not been previously or as widely available,” said Mason.

“We are extremely excited about our relationship with Clearly Canadian and the opportunity to focus on their award winning beverages in our markets. The addition of Clearly Canadian beverages complements our portfolio. We look forward to working closely with Clearly Canadian on exciting brand marketing initiatives they have planned for 2003 and beyond,” said Jim Turner, CEO, Dr Pepper/Seven-Up Bottling Group, Inc.

Seven-Up/RC Bottling Company of Southern California, Inc. is a subsidiary of Dr Pepper/Seven Up Bottling Group, Inc. A leading bottler of soft drinks in the US with distribution in 21 States, Dr Pepper/Seven-Up Bottling Group, Inc. was formed in 1999 with the merger of American Bottling Company and Turner Beverage Group, owner of Dr Pepper Bottling Co. of Texas, and Seven-Up/RC Bottling Company of Southern California, Inc. Its extensive soft drink portfolio represents about 16 percent of the U.S. carbonated soft drink market.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE™ and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.